Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

KE Holdings Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00002 per share

(Title of Class of Securities)

482497104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482497104	Schedule 13G	Page 1 of 11

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person CO

CUSIP No. 482497104	Schedule 13G	Page 2 of 11

1	Names of Reporting Persons SoftBank Vision Fund II-2 L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 482497104	Schedule 13G	Page 3 of 11

1	Names of Reporting Persons SVF II Aggregator (Jersey) LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 482497104	Schedule 13G	Page 4 of 11

1	Names of Reporting Persons SVF II Holdings (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO

CUSIP No. 482497104	Schedule 13G	Page 5 of 11

1	Names of Reporting Persons SVF II Holdings Subco (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO

CUSIP No. 482497104	Schedule 13G	Page 6 of 11

1	Names of Reporting Persons SVF II Buzzard (Cayman) LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 482497104	Schedule 13G	Page 7 of 11

ITEM 1.	(a) Name of Issuer:

KE Holdings Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Oriental Electronic Technology Building,

No. 2 Chuangye Road, Haidian District,

Beijing 100086

People’s Republic of China

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SB Global Advisers Limited (“SBGA”)

SoftBank Vision Fund II-2 L.P. (“SVF II-2”)

SVF II Aggregator (Jersey) LP (“Aggregator”)

SVF II Holdings (DE) LLC (“Holdings”)

SVF II Holdings Subco (DE) LLC (“Subco”)

SVF II Buzzard (Cayman) LP (“Buzzard”)

(b)	Address or Principal Business Office:

The address for SBGA is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The address for SVF II-2 and Aggregator is Crestbridge Limited, 47 Esplanade, St. Helier, Jersey JE1 0BD. The address for Holdings and Subco is 251 Little Falls Drive, Wilmington, DE 19808. The address for Buzzard is c/o Walkers, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(c)	Citizenship of each Reporting Person is:

SBGA is organized under the laws of England and Wales. SVF II-2 and Aggregator are organized under the laws of Jersey. Holdings and Subco are organized under the laws of the State of Delaware. Buzzard is organized under the laws of the Cayman Islands.

(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.00002 per share (“Ordinary Shares”).

CUSIP No. 482497104	Schedule 13G	Page 8 of 11

(e)	CUSIP Number:

482497104

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

This amendment to Schedule 13G is being filed to report that, as of the date hereof, the Reporting Persons do not beneficially own any Ordinary Shares.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☒.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 482497104	Schedule 13G	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

SB Global Advisers Limited

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SoftBank Vision Fund II-2 L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SVF II Aggregator (Jersey) L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SVF II Holdings (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Holdings Subco (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

CUSIP No. 482497104	Schedule 13G	Page 10 of 11

SVF II Buzzard (Cayman) LP
By: SVF II Buzzard (Cayman) GP Limited, its general partner

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

CUSIP No. 482497104	Schedule 13G	Page 11 of 11

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).